News release

All Biofrontera Management Board members intend to fully accept the partial tender offer by Maruho Deutschland GmbH for their shares

●	The Management Board intends to tender all personally held Biofrontera AG shares to Maruho Deutschland GmbH
●	The Management Board intends to help Maruho Deutschland GmbH to successfully complete its offer and underlines the importance of the strategic partnership
●	Should Deutsche Balaton AG prevail at the Annual General Meeting, the success of Biofrontera AG is at risk

Leverkusen, Germany, June 21, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today announces that the members of the Management Board, Prof. Dr. Hermann Lübbert, Thomas Schaffer and Christoph Dünwald, intend to tender all of their personally held Biofrontera AG shares to the partial tender offer by Maruho Deutschland GmbH. The Management Board would like to help Maruho Deutschland GmbH to successfully complete its offer and serve as an example for other shareholders.

A corresponding second update of the Opinion on the partial tender offer pursuant to § 27 WpÜG will be published today on Biofrontera AG’s homepage at http://www.biofrontera.com/en under the heading “Investors” under “Tender Offer Maruho Deutschland GmbH”: https://www.biofrontera.com/en/Tender-offer-Maruho.html (only in German language). The current status of the Opinion pursuant to § 27 WpÜG is also available there (only in German language). Only the information contained therein is authoritative within the meaning of the statement pursuant to § 27 WpÜG.

Prof. Dr. Hermann Lübbert, CEO of Biofrontera AG: “We as the Management Board fully support Biofrontera AG and its growth trajectory. In the best interest of the Company, we have therefore decided to sell our shares to Maruho Deutschland GmbH in the current exceptional situation. This underlines our support for the long-term strategic partnership with our major shareholder Maruho. Once the offer by Maruho Deutschland GmbH will successfully be completed, all members of the Management Board will again invest significantly in Biofrontera AG shares, depending on the market situation.”

In view of Deutsche Balaton AG’s supplementary motion (“Ergänzungsverlangen”) for the Annual General Meeting (“AGM”) of Biofrontera AG on July 10, 2019, it is to be expected, among other things, that Deutsche Balaton AG plans to appoint all members of the Supervisory Board of Biofrontera AG only according to its own wishes in the future. Changes in the Management Board are also its goal. However, Deutsche Balaton AG has not published any strategic goals. Should Deutsche Balaton AG be successful at the AGM, the future success of Biofrontera AG will be at risk. Thus, the success of Maruho Deutschland GmbH’s offer is essential for the future business success of Biofrontera AG in the opinion of all members of the Management Board.

CEO and founder Prof. Dr. Hermann Lübbert currently holds 744.678 shares, CFO Thomas Schaffer holds 56.259 shares, and CCO Christoph Dünwald holds 135.000 shares. In total, these are 935.937 shares. The voluntary public tender offer in form of a partial offer by Maruho Deutschland GmbH targets a total of up to 4.322.530 shares at a price of EUR 7,20 per share and expires – subject to an extension of the deadline – on June 24, 2019, at midnight CET.

-End-

For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0
Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services
Toni Vallen	+44 (0) 207 229 0805

IR and PR US: The Ruth Group
IR: Tram Bui	+1 646-536-7035
PR: Kirsten Thomas	+1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets AKTIPAK®, a prescription medication for the treatment of acne, and Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102